Exhibit 99.3

Dear Valued Partner,

I am writing to share some exciting news about Epiq. This morning, we announced that Epiq has agreed to be acquired by OMERS Private Equity, the private equity arm of the OMERS pension plan, and Harvest Partners, a middle-market private equity fund. Upon completion of the transaction, Epiq will become a privately held company and will be combined with DTI, a leading global legal process outsourcing company majority-owned by OMERS and managed by OMERS Private Equity. The press release we issued today is here(hyperlink in Pardot).

This transaction represents a very exciting opportunity for both Epiq and DTI to combine each company’s strengths to create a stronger legal services and technology provider well-positioned to address the increasingly global marketplace. Epiq will become part of an expanded global organization, and will continue to work with regionally diverse client bases, delivering local service and segment expertise – whether it be complex, global legal discovery, class action and mass tort administration, corporate restructuring, Chapter 7 case management or more general legal services outsourcing. Ultimately, this transaction is about delivering our clients a more robust base of services, capabilities and expertise, serving them more effectively and holistically than ever before.

We expect the transaction with OMERS Private Equity and Harvest Partners to close in the fourth quarter of 2016, subject to customary closing conditions and regulatory approvals. Until then, Epiq and DTI remain independent companies and it is business as usual here at Epiq.

We appreciate your continued support and we will keep you updated as the transaction moves towards closing.

If you have any questions, feel free to reach out to your day-to-day Epiq contact.

Best regards,

Brad D. Scott

President & Chief Operating Officer, Epiq Systems

Additional Information and Where to Find It

In connection with the proposed transaction, Epiq will file with the Securities and Exchange Commission (the “SEC”) and furnish to Epiq’s shareholders a proxy statement. BEFORE MAKING ANY VOTING DECISION, EPIQ’S SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT (IF ANY) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and shareholders may obtain a free copy of documents filed by Epiq with the SEC at the SEC’s

Confidential	1

website at http://www.sec.gov. In addition, investors and shareholders may obtain a free copy of Epiq’s filings with the SEC from Epiq’s website at http://epiqsystems.com/investors or by directing a request to: Epiq Systems, Inc., 501 Kansas Avenue, Kansas City 66105-1300, Attn: Investor Relations, (913) 621-9500.

Epiq and certain of its directors, executive officers, and certain other members of management and employees of Epiq may be deemed to be participants in the solicitation of proxies from shareholders of Epiq in favor of the proposed merger. Information about directors and executive officers of Epiq is set forth in the proxy statement for Epiq’s 2016 annual meeting of shareholders, as filed with the SEC on Form DEF 14A on June 23, 2016. Additional information regarding the interests of these individuals and other persons who may be deemed to be participants in the solicitation will be included in the proxy statement with respect to the merger that Epiq will file with the SEC and furnish to Epiq’s shareholders.

Confidential	2